UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

“SINOCOM PHARMACEUTICAL, INC.”

(Name of Issuer)

Series A Redeemable Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Joan Tan and Fiona Lee

DBS Nominees (Private) Limited

6 Shenton Way

DBS Building Tower One

#30-01 CapMkts-Private Equity

Singapore 068809

011-65-6878-8153/ 011-65-6878-6446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DBS Nominees (Private) Limited 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 53.33% of Sinocom Pharmaceutical, Inc.’s of Series A Redeemable Convertible Preferred Stock
14.	Type of Reporting Person HC

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 9.69% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) DBS Bank Ltd. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,451,786 shares of Series A Redeemable Convertible Preferred Stock*
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 53.33% of Sinocom Pharmaceutical, Inc.’s Series A Redeemable Convertible Preferred Stock
14.	Type of Reporting Person CO

*	Convertible into shares of common stock, par value $0.001 (the “Common Stock”), constituting 9.69% of the outstanding shares of Common Stock of Sinocom Pharmaceutical, Inc., determined on a fully-diluted basis.

Item 1.	Security and Issuer.

This Statement relates to Series A Redeemable Convertible Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”) of Sinocom Pharmaceutical, Inc., a Nevada corporation (“Sinocom”), whose principal executive office is located at Room 3, 21/F, Far East Consortium Building, 121 Des Voeux Road.

Item 2.	Identity and Background.

This Statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	DBS Nominees (Private) Limited (“DBS Nominees”); and

(ii)	DBS Bank Ltd. (“DBS Bank”).

The Statement relates to the shares of Series A Preferred Stock held for the account of DBS Bank Ltd.

The Reporting Persons

DBS Nominees is a limited private company incorporated in Singapore, with its principal business address at 6 Shenton Way, DBS Building Tower One, #30-01 CapMkts-Private Equity, Singapore, 068809. The principal business of DBS Nominees is to provide nominee services. Current information concerning the identity and background of the directors and officers of DBS Nominees is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

DBS Bank is a limited private company incorporated in Singapore, with its principal business address at 6 Shenton Way, DBS Building Tower One, #30-01 CapMkts-Private Equity, Singapore, 068809. The principal business of DBS Bank is to provide retail, corporate and investment banking services. Current information concerning the identity and background of the directors and officers of DBS Bank is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 3, 2009, DBS Nominees acquired from Sinocom, in a private placement, preferred equity securities of Sinocom pursuant to a Series A Preferred Stock Purchase Agreement, dated as of October 28, 2009 (the “Purchase Agreement”), by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, a British Virgin Islands limited company, DBS Nominees, and SEAVI Advent Equity V (A) Ltd (“SEAVI”), an investment holding company incorporated in the British Virgin Islands. Under the terms of the Purchase Agreement, Sinocom agreed to sell to DBS Nominees and SEAVI (i) an aggregate of 15,847,099 shares of the Series A Preferred Stock, which is initially convertible into shares of Sinocom’s common stock, par value $0.001 per share (the “Common Stock”) constituting 18.16% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis. DBS Nominees purchased 8,451,786 of the shares of Series A Preferred Stock, which is initially convertible into shares of Sinocom’s Common Stock, constituting 9.69% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis. The purchase price was $0.9465 for each share of Series A Preferred Stock. The Series A Preferred Stock also has a liquidation preference per share equal to the original price per share thereof plus 10% per annum rate of return from the date of issuance of the applicable shares of Series A Preferred Stock, compounded quarterly, minus any previously declared and paid dividends thereon, and is subject to repurchase by Sinocom at DBS Nominees’ election under certain circumstances, or following the consummation of certain fundamental transactions by Sinocom, at the option of a majority of the holders of the Series A Preferred Stock. Holders of Series A Preferred Stock, including DBS Nominees, will be entitled to receive cash dividends, which will accrue at the rate of 5.0% per annum for the twelve month period following the issue date and at the rate of 10.0% per annum for each twelve month period thereafter. The Series A Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, senior to Sinocom’s Common Stock.

DBS Bank Ltd. financed the acquisition of the Series A Preferred Stock through its operating funds.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the copy of the Purchase agreement furnished as Exhibit 99.1 hereto.

Item 4.	Purpose of Transaction.

DBS Nominees acquired the Series A Preferred Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of the business day on December 3, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,451,786 shares of Series A Preferred Stock (which are convertible into shares of Common Stock, constituting 9.69% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis) representing 53.33% of Sinocom’s outstanding shares of Series A Preferred Stock.

(b) As of the close of the business day on December 3, 2009, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,451,786 shares of Series A Preferred Stock (which are convertible into shares of Common Stock, constituting 9.69% of the outstanding shares of Common Stock of Sinocom, determined on a fully-diluted basis) representing 53.33% of Sinocom’s outstanding shares of Series A Preferred Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the closing of the transactions contemplated by the Purchase Agreement, the parties to the Purchase Agreement entered into an Investors’ Rights Agreement dated as of December 3, 2009. Pursuant to the Investors’ Rights Agreement, Sinocom granted DBS Nominees, SEAVI and certain significant shareholders of Sinocom a right of first refusal with regards to the issuance of certain new securities Sinocom may, from time to time, propose to sell after the date of the Investors’ Rights Agreement. The Investors’ Rights Agreement contains other covenants and transfer restrictions that are typical for similar rights agreements entered into in connection with similar private placements.

Sinocom entered into a Registration Rights Agreement with DBS Nominees and SEAVI, dated as of December 3, 2009, pursuant to which Sinocom agreed to register the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Sinocom is required to file a registration statement with the Securities and Exchange Commission no later than April 2, 2010. Sinocom is obligated to cause the registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as possible, but in any event within 180 days of December 3, 2009, subject to certain adjustments. Sinocom will pay all expenses incurred in connection with filing such registration statement.

Sinocom also entered into a Voting Agreement with DBS Nominees, SEAVI and certain key shareholders dated as of December 3, 2009, pursuant to which, among other things, DBS Nominees was granted the right to designate one member of Sinocom’s board of directors (such individual, the “Series A Director”). The Series A Director designated by DBS Nominees is Stanley Leung, who is an employee of DBS Bank.

Item 7.	Material to be Filed as Exhibits.

The Index of Exhibits is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: December 14, 2009	DBS NOMINEES (PRIVATE) LIMITED

	By:	/s/ STANLEY LEUNG
	Name:	Stanley Leung
	Title:	Director

Date: December 14, 2009	DBS BANK LTD

	By:	/s/ STANLEY LEUNG
	Name:	Stanley Leung
	Title:	Director

ANNEX A

Directors and Officers of DBS Nominees (Private) Ltd.

Name/Citizenship	Principal Occupation	Business Address
Chang Chee Siong / Malaysia and Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Gan Lai Chun / Malaysia and Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Soh Ee Fong / Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Ivy Chong Yeong Yng / Singapore	Director	6 Shenton Way, DBS Building Tower One, Singapore 068809

Directors and Officers of DBS Bank Ltd.

Name/Citizenship	Principal Occupation	Business Address
John A. Ross / USA	Director	830 Park Avenue, Apt. 11B New York, NY 10021

Kwa Chong Seng / Singapore	Director	19 Victoria Park Road, Singapore 266498

Ang Kong Hua / Singapore	Director	6 Swettenham Close, Singapore, 248135

Koh Boon Hwee / Singapore	Director	27 Queen Astrid Park, Singapore 266832

Andrew Robert Fowell Buxton / UK	Director	59 Cadogan Lane, London SW1X 9DT, United Kingdom

Cheng Wai Chee, Christopher / UK	Director	House 25, Deep Water Bay Road, Hong Kong

Goh Yiu Kiang Euleen / Singapore	Director	50 Draycott Park, #10-01 The Draycott, Singapore

Bart Joseph Broadman / USA	Director	15 Fifth Avenue, Singapore 268779

Amat Ravi Shankar Menon / Singapore	Director	27 Kew Heights, Singapore 465991

Piyush Gupta / Singapore	Director	6A Catra Road, Singapore 249901

Seah Lim Huat Peter / Singapore	Director	45 Binjai Park, Singapore 589845

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons holds any shares of Common Stock.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to any shares of Common Stock.

Index of Exhibits

Exhibit 99.1	Series A Preferred Stock Purchase Agreement, dated as of October 28, 2009 by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd

Exhibit 99.2

Investors’ Rights Agreement, dated as of December 3, 2009, by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai, Eastern Wealthy International Invest Limited, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd

Exhibit 99.3	Registration Rights Agreement, by and among Sinocom, DBS Nominees (Private) Limited, and SEAVI Advent Equity V (A) Ltd, dated as of December 3, 2009

Exhibit 99.4	Voting Agreement, by and among Sinocom, Mr. Chi Kwong Wan, Mr. Xuexiang Ai and Eastern Wealthy International Invest Limited, dated as of December 3, 2009